Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com

January 10, 2013

Kelvin Leung
Secretary
Firsthand Technology Value Fund, Inc.
150 Almaden Boulevard
Suite 1250
San Jose, CA 95113

Dear Mr. Leung:

On December 9, 2013, we wrote to you, stating that "[w]e do not believe that the board is entitled to demand any additional information to 'adequately consider and respond' to our nominations and our proposal." On January 8, 2014, you responded in a letter in which you indicated that Kevin Landis intends to prevent the shareholders from voting on our nominations at the 2014 annual meeting because we declined to submit a questionnaire that you claim might contain information that "helps to avoid a situation where a nominee is elected who cannot be seated as a director due to a previously unknown relationship, conflict of other interest or other disqualification."

That statement reflects a fundamental misunderstanding of corporate law. The shareholders have a fundamental right to nominate and elect anyone as a director. There is no legal basis to disqualify anyone for any reason from being nominated or seated as a director. Therefore, your reason for precluding us from presenting our nominations has no merit and any attempt to do so would be a breach of his duty to conduct a fair election. Should Mr. Landis make good on his threat, we intend to seek a court order declaring his actions to be a breach of fiduciary duty and thus, invalid.

It is apparent that Mr. Landis would like to avoid the day of reckoning. However, no amount of legal wrangling will deter us from soliciting proxies and having them counted – by a court, if necessary. We are looking forward to the annual meeting.

Very truly yours,

Phillip Goldstein
Principal of the General Partner